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SEC FILE NUMBER: 000-13394
CUSIP NUMBER: 926555103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: November 30, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Video Display Corporation

(Full Name of Registrant)

(Former Name if Applicable)

1868 Tucker Industrial Road

(Address of Principal Executive Office (Street and Number))

Tucker, Georgia    30084

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☑	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The Registrant is unable to file its quarterly Report on Form 10-Q for the period ended November 30, 2018, within the prescribed time period, due to unforeseen delays in the collection and review of information and documents affecting disclosures in the Report on Form 10-Q. Accordingly, the additional time is requested to compile all information necessary to accurately complete the Form 10-Q within the time period permitted by Rule 12b-25 of the Securities and Exchange Act of 1934. The Registrant expects to file the subject report no later than the fifth calendar date following the prescribed due date for the report.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gregory L. Osborn	770	938-2080
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).    ☑  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☑  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Changes

All statements other than statements of historical facts included in this Form 12b-25 are statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. The words “expect”, “estimate”, “anticipate”, “predict”, “believe” and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this Form and include statements regarding the intent, belief or current expectations of the Registrant, its directors or its officers with respect to, among other things: (i) trends affecting the Registrant’s financial condition or results of operations; (ii) the Registrant’s financing plans; (iii) the Registrant’s business and growth strategies, including potential acquisitions; and (iv) other plans and objectives for future operations. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those predicted in the forward-looking statements or which may be anticipated from historical results or trends.

Net sales

Consolidated net sales increased 31.9% for the nine months ended November 30, 2018 and 150.2% for the three months ended November 30, 2018 compared to the nine months and three months ended November 30, 2017. The Company’s AYON Cyber Security (ACS) division is up 103.8% for the nine months ending November 30, 2018 compared to the nine months last year. Their business has been steadily growing over the past year and their backlog was $1.3 million at November 30, 2018. For the three months ending November 30, 2018 ACS was up 378.9% with steady shipments to its two largest customers. The Display Systems division was up by 81.6% and 61.1% for the nine months and three months ended November 30, 2018 compared to the comparable periods last year. The division had strong sales with their top customer, Lockheed Martin and with a large government contract this year. They are working on other projects with Lockheed Martin and expect to continue to do well with this account. The Data Display division showed a decrease of 51.4% for the nine months ended November 30, 2018 due to decreases throughout their customer base, the completion of a large long term order with a foreign customer by the Lexel division, and the sale of certain assets of the Lexel division. The Lexel division will expect less revenues going forward as certain assets and business were sold in June, 2017 and the division is also uncertain of orders from one of their large customers. They have received some large orders from foreign customers which should help with their sales for the remainder of the fiscal year. This division did have a 129.8% increase for the comparable three month period ended November 30, 2018 as business did increase as Lexel’s production began to stabilize after the plant move from last year. AYON Visual Solution’s (AVS) sales decreased by 78.2% and 32.0% for the nine months and three months ended November 30, 2018. This division’s sales are primarily driven by large contracts. It had none in the nine months ended November 30, 2018 and had competed one in the first quarter last year. The division did receive a large contract of $1.3 million which will ship in the next fiscal year. The division’s primary supplier was sold to a competitor of the Company, so the future of this division is uncertain. AVS does have a certain amount of potential business in the works. The other increase in sales was from the Company’s new keyboard division, which posted sales of $1.1 million and $0.4 million for the nine months and three months ended November 30, 2018 respectively. The Company acquired this company in October of 2017. This division is expected to continue at this level of sales each quarter.

Gross margins

Consolidated gross margins increased both as a percentage to sales (25.8% to 10.7%) and actual dollars ($2,971 thousand to $931 thousand) for the nine months ended November 30, 2018 compared to the nine months ended November 30, 2017. Gross margins increased for the three months ended November 30, 2018 compared to the three months ended November 30, 2017, both as a percentage to sales (26.3% to (8.7)%) and actual dollars, ($1,096 thousand to $(144) thousand).

The two Florida divisions performed well as the move to one facility is showing results. Both divisions showed large increases in both their gross margin percentage to sales and in actual dollars. AYON Cyber Security (ACS) gross margin percentage was 48.1% compared to 28.0% and the gross margin dollars were $2,068 thousand compared to $591 thousand for the nine months ended November 30, 2018 compared to the nine months ended November 30, 2017. For the three months ended November 30, 2018 compared to the same period last year, ACS gross margin percentage was 45.0% compared to 41.5% and gross margin dollars were $848 thousand compared to $163 thousand. VDC Display Systems (VDCDS) gross margin percentage was 10.9% compared 3.2% and the gross margin dollars were $485 thousand compared to $78 thousand for the nine months ended November 30, 2018 compared to the nine months ended November 30, 2017. For the three months ended November 30, 2018 compared to the same period last year, VDCDS gross margin percentage was 5.7% compared to 2.3%. Gross margin dollars were $74 thousand compared to $19 thousand. The new keyboard division, Unicomp, had $467 thousand of gross margin dollars or 43.7% to sales for the nine months ended November 30, 2018 and $155 thousand of gross margin dollars or 40.1% for the three months ended November 30, 2018.

The other two divisions had an erosion of margins due to poor sales as discussed in the sales section above. The Data Display division had a negative $105 thousand in gross margin dollars and the AYON Visual Solution (AVS) division had $57 thousand for the nine months ended November 30, 2018. The Data Division is expected to do better in the next quarter as the Lexel facility is expected to do better as a result of the foreign orders discussed in the sales section above. AVS division has been absorbed in the VDCDS division and has received the large order for a video wall for a major electrical company. It is scheduled to be installed in the Company’s next fiscal year.

Operating expenses

Operating expenses decreased by 1.9% or $61 thousand for the nine months ended November 30, 2018 compared to the nine months ended August 31, 2017. The decrease was due to legal expenses of $133 thousand associated with the bankruptcy proceedings with Lexel Imaging and the legal expenses for the sale of certain assets of Lexel Imaging in the first quarter last year offset by higher engineering salaries at AYON Cyber Security and additional administration expenses of $382 thousand at Unicomp, the acquired keyboard division. Operating expenses decreased by 4.1% or $46 thousand for the three months ended November 30, 2018 compared to the three months ended November 30, 2018. The Company expects to continue to reduce costs while increasing revenues with the completion of the consolidation of its two Florida businesses to one location, the move of Lexel Imaging to a much lower cost facility and further consolidation of operations by merging the two Tucker business units, one into Lexel Imaging and the other into the Florida operations in the upcoming quarter.

Interest expense

Interest expense was $18 thousand for the nine months ending November 30, 2018 and $4 thousand for the three months ending November 30, 2018 and $12 thousand for the nine months ending November 30, 2017 and $4 thousand for the three months ending November 30, 2017. The interest expense is related to the balance owed on a building the Company owns in Pennsylvania, the line of credit at the Company’s bank and the interest on the margin balance in the Company’s investment account, which is a 3.75% rate.

Income taxes

Due to the Company’s overall and historical net loss position, no income tax expense was reported for the nine month period ending November 30, 2018 nor for the comparable period in the prior year. Due to continued losses reported by the Company, a full valuation allowance was allocated to the deferred tax asset created by these losses.

Video Display Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 14, 2019	By	/s/ Gregory L. Osborn
Gregory L. Osborn
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.